The Tax-Efficient Balanced Fund's strategy has been modified to state:

Bond selection process (Balanced Fund) The bond portion of this fund will consist primarily (normally at least 65% of net assets) of long-term municipals with maturities generally exceeding 10 years. A minimum of 90% of the fund's bond component will be invested in municipals with investment-grade ratings (AAA, AA, A, BBB). A maximum of 10% of the bond component may be invested in noninvestment-grade (junk) bonds to take advantage of their relatively high tax-exempt income and potential for price appreciation. Bond selection reflects the manager's outlook for interest rates and the economy as well as the prices and yields of various securities. For example, if we expect rates to fall, managers may buy longer-term securities to secure higher income and appreciation potential. Conversely, shorter-term maturities may be favored if rates are expected to rise.